UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-a16 OR 15-d16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the months of: December 2, 2011 to January 19, 2012

Commission File Number: 1-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2 place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

EXHIBIT INDEX

EX 99.1:	UK: Total to acquire GDF SUEZ interest in Elgin Franklin, UK
EX 99.2:	Total supports Romain Grosjean, France
EX 99.3:	Martin Deffontaines is appointed Vice-President, Investor Relations, France
EX 99.4:	Total launches the development of the Termokarstovoye field, Russia
EX 99.5:	TEPF Asset Disposals, France
EX 99.6:	Total to Explore Angola’s Deepwater Kwanza Basin, Angola
EX 99.7:	Total consolidates its Antwerp platform by acquiring ExxonMobil’s interest in Fina Antwerp Olefins, Belgium
EX 99.8:	Total expands its position in the USA, entering the Utica Shale formation in Ohio, USA
EX 99.9:	Notice of Appointments, France
EX 99.10:	Total Awarded two Exploration Licenses in Mauritania, Offshore and Onshore, Mauritania
EX 99.11:	Appointment of Momar Nguer, Senior Vice President Africa/Middle East at Total Supply & Marketing, France
EX 99.12:	Australia: Total and INPEX launch the Ichthys strategic offshore LNG Project, Australia
EX 99.13:	Appointment of Mr Gérard Lamarche as Director of Total S.A.replacing Mr Thierry de Rudder, France

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: January 20, 2012	By:	/s/ Humbert de Wendel
Name: Humbert de WENDEL
Title: Treasurer

EXHIBIT INDEX

EXHIBIT 99.1:	UK: Total to acquire GDF SUEZ interest in Elgin Franklin (December 6, 2011)

EXHIBIT 99.2:	France: Total supports Romain Grosjean (December 9, 2011)

EXHIBIT 99.3	France: Martin Deffontaines is appointed Vice-President, Investor Relations (December 15, 2011)

EXHIBIT 99.4:	Russia: Total launches the development of the Termokarstovoye field (December 16, 2011)

EXHIBIT 99.5:	France: TEPF Asset Disposals (December 19, 2011)

EXHIBIT 99.6:	Angola: Total to Explore Angola’s Deepwater Kwanza Basin (December 20, 2011)

EXHIBIT 99.7:	Belgium: Total consolidates its Antwerp platform by acquiring ExxonMobil’s interest in Fina Antwerp Olefins (December 21, 2011)

EXHIBIT 99.8:	USA: Total expands its position in the USA, entering the Utica Shale formation in Ohio (January 3, 2012)

EXHIBIT 99.9:	France: Notice of Appointments (January 5, 2012)

EXHIBIT 99.10:	Mauritania: Total Awarded two Exploration Licenses in Mauritania, Offshore and Onshore (January 6, 2012)

EXHIBIT 99.11:	France: Appointment of Momar Nguer, Senior Vice President Africa/Middle East at Total Supply & Marketing (January 9, 2012)

EXHIBIT 99.12:	Australia: Total and INPEX launch the Ichthys strategic offshore LNG Project (January 13, 2012)
EXHIBIT 99.13:	France: Appointment of Mr Gérard Lamarche as Director of Total S.A.replacing Mr Thierry de Rudder (January 16, 2012)